UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Change of Representative Corporate Executives

Tokyo, March 2, 2023 — MUFG announced the following changes in Representative Corporate Executives decided at today’s meeting of the Board of Directors.

1. Reasons for the Changes

Changes of Representative Corporate Executives as part of regular changes in corporate executives.

2. Changes in Representative Corporate Executive

(1) Effective as of April 1, 2023

Name	New Position	Former Position
Atsushi Miyata	—

Senior Managing Corporate Executive

(Representative Corporate Executive)

Group Head, Retail & Commercial Banking Business Group Head of Unit, Wealth Management Unit (excluding in charge of Wealth Management Research Division)

Hideaki Takase

Managing Corporate Executive

(Representative Corporate Executive)

Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business), In charge of Corporate Administration Division

Managing Corporate Executive Group COO-I Deputy Group Head, Global Commercial Banking Business Group In charge of the Americas and EMEA

(2) Effective as of May 15, 2023

Name	New Position	Former Position
Naomi Hayashi	—	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding in charge of Wealth Management Research Division)

3. CV of New Representative Corporate Executive

Hideaki Takase

Date of Birth	December 14, 1968

Education	Mar. 1991	Bachelor of Arts degree in Economics, Hitotsubashi University

Business Experience	Apr. 1991	Joined The Mitsubishi Bank, Ltd., Tameike Branch
Jun. 2017

Executive Officer and General Manager, Global Planning Division of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer and General Manager, Global Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

Jul. 2018

Executive Officer and Managing Director, Head of Global Commercial Banking Planning Division and Corporate Planning Division of MUFG Bank, Ltd.

Executive Officer and Managing Director, Head of Global Commercial Banking Planning Division and Corporate Planning Division of MUFG

	May 2019	Resigned of MUFG
	Aug. 2019	Executive Officer of MUFG Bank, Ltd. President, MUFG Bank (Europe) N.V.
	Apr. 2021	Managing Executive Officer, Deputy Regional Executive for Europe, Middle East & Africa of MUFG Bank, Ltd. President, MUFG Bank (Europe) N.V.
Apr. 2022

Managing Executive Officer, Chief Operating Officer-International (COO-I), Deputy Chief Executive,

Global Commercial Banking Business Unit of MUFG Bank, Ltd.

Managing Corporate Executive, Group Chief Operating Officer-International (COO-I), Deputy Group Head, Global Commercial Banking Business Group of MUFG (current)

	Jun. 2022	Member of the Board of Directors, Managing Executive Officer, Chief Operating Officer-International (COO-I), Deputy Chief Executive, Global Commercial Banking Business Unit of MUFG Bank, Ltd. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 15,800 (As of September 30, 2022)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,100 locations in more than 50 countries. The Group has about 160,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english